

October 20, 2011

Via E-mail
Mr. J. R. Brian Hanna
Chief Financial Officer
Advanced Environmental Recycling Technologies, Inc.
914 North Jefferson Street
Springdale, Arkansas 72764

      RE: **Advanced Environmental Recycling Technologies, Inc.**
              Form 10-K for Fiscal Year ended December 31, 2010
              Filed March 31, 2011
              Form 10-Q for Fiscal Period ended June 30, 2011
              Filed August 8, 2011
              File No. 1-10367

Dear Mr. Hanna:

We have reviewed your response letter dated October 6, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

General

1. We note your response to comments three and five in our letter dated September 15, 2011. As previously requested, please show us in your supplemental response what the revisions in future filings will look like.

<u>Form 10-Q for the Fiscal Period ended June 30, 2011</u>

<u>Note 6 – Earnings Per Share</u>

2. We note your response to comment two in our letter dated September 15, 2011. Please help us better understand how your determination of earnings per share using the two-class method complies with the guidance provided in ASC 260-10-45-59A through 68B as well as Example 9 of ASC 260-10-55. Your disclosures in Note 8 indicate that the Series E Convertible Preferred Stock does not participate in dividends on a one-to-one basis with common shares. In this regard, it is not clear how you allocated income to the Series E Convertible Preferred Stock and common stock holders and correspondingly how you arrived at the amount of income per share for each security pursuant to ASC 260-10-45-60B. Please advise.

<u>Note 7 – Debt and Note 8 – Recapitalization</u>

3. We note your response to comment four in our letter dated September 15, 2011. We continue to have difficulty understanding your consideration of ASC 815-40-15 in regards to the anti-dilution adjustments which will be made in the event that you:
    *   make changes to the terms of outstanding options, warrants, or convertible securities (including those that were outstanding as of March 18, 2011, the original issue date of the Series E Preferred Stock) and that would result in a dilutive effect on the Series E Preferred Stock; and
    *   take any action that would result in the dilution of the Series E Preferred Stock but is not specifically provided for in the Series E Preferred Stock certificate of designations (including granting of stock appreciation rights, phantom stock rights or other rights with equity features).

    Please provide us with your analysis pursuant to ASC 815-40-15, which shows how you determined that the conversion features related to the Series E Preferred Stock are indexed to your own stock. Please also refer to the examples provided in ASC 815-40-55, including Example 9, in your analysis.

        You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        /s/ Nudrat Salik
                            for
                        John Hartz
                        Senior Assistant Chief Accountant